Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Entercom Communications Corp.

Date: February 23, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

Entercom Communications Corporation (NYSE:ETM)

Transcript of Q4 2016 Earnings Conference Call

February 22, 2017 10:30 ET

Executives

Steve Fisher - Chief Financial Officer and Executive Vice President

David Field - President and Chief Executive Officer

Operator

Good morning and welcome to the Entercom’s Fourth Quarter 2016 Earnings Release Conference Call. [Operator Instructions] This conference is being recorded. I would like to introduce your first speaker for today’s call, Mr. Steve Fisher, CFO and Executive Vice President. Sir, you may begin.

Steve Fisher

Thank you, operator and good morning everyone. I would like to welcome you to today’s earnings conference call. This call is being recorded. A replay will be available on our company website shortly after the conclusion of today’s call and available by telephone at the replay number noted in our release. With our notice of today’s call, we ask that you submit your questions in advance of this call. In addition, I am always available for any follow-up questions if you wish to call me directly at 610-660-5647.

Should the company make any forward-looking statements, such statements are based on current expectations and involve risks and uncertainties. The company’s actual results could differ materially from those projected. Additional information concerning factors that could cause actual results to differ is described in the company’s SEC filings on Forms 10-Q, 10-K and 8-K. The company assumes no obligation to update any forward-looking statements. During this call, we may reference certain non-GAAP financial measures. We refer you to our website at entercom.com for a reconciliation of such measures and other pro forma financial information.

With that, I will turn it over to David Field, President and Chief Executive Officer.

David Field

Thank you, Steve. Good morning, everybody. Thanks for joining our fourth quarter earnings call. I am very pleased to report that Entercom posted another solid quarter of organic growth, with fourth quarter same station revenues up 3% to complete a truly excellent year of performance. For the full year, same station revenues were up 4%, adjusted net income grew 13% and free cash flow improved 16%. It was a terrific year of strong and sustained operating performance.

I am also very pleased with the progress we have made in a number of areas to create significant value for shareholders and enhance our future growth. During fourth quarter, we completed a very successful refinancing of our outstanding debt, which will lower our annual interest expense by over $10 million per year and we also made a compelling acquisition in Charlotte. But of course, our biggest news from earlier this month was the announcement of our impending transformational merger with CBS Radio that will create scale-driven opportunities to compete more effectively with other media for a larger share of ad spending. We believe this extraordinary merger is truly game-changing on multiple levels. The combined company will be exceedingly well-positioned to serve its listeners, advertisers, communities, shareholders, and employees and we are very excited about the opportunities ahead. We will, of course, provide some additional color on our CBS announcement in a few minutes.

But first, let’s go a bit deeper on the quarterly results and some other recent events. Fourth quarter revenues were up 5%. Station operating income increased 3% and EBITDA was flat. October and November were both strong months with December coming in a bit softer. Local outperformed national for the quarter with solid growth in digital revenues. Excluding political, our same station revenues were flat. We gained revenue share in two-thirds of our markets during the quarter. Our best performing categories were department stores, home furnishings, drug stores and restaurants and our best performing markets were Boston, Greensborough, Indianapolis and Miami.

On the cost side, fourth quarter expenses increased a bit more than they have recently for a couple of primary reasons. First, we had a spike due to one-time legal expenses. And also, we have ramped up our corporate marketing capabilities as we gear up for growth opportunities we see going forward, particularly in light of our larger platform. These factors caused a bit of margin contraction for the quarter. It is, however, important to note that we do not seek any meaningful expense drivers on the horizon and expect to maintain strong expense discipline in the future. One other update, we have recently handed back the license of one of our stations in Sacramento, 107.9 FM, KDND, to the FCC in order to facilitate our pending merger with CBS Radio. We believe this move will only have a minor impact on our 2017 results.

Stepping back to look at the big picture. 2016 marks the second straight year of strong organic revenue and cash flow growth at Entercom. For the full year, Entercom’s net revenues were up 12%, while same station net revenues were up 4%, station operating income was up 14%, and EBITDA was up 12%. And we had a stellar year in positioning ourselves for the future. We added a dividend and reduced our leverage under 4x. We announced that we had won the rights to broadcast three top pro franchises, the Los Angeles Rams, the Golden State Warriors and the San Diego Padres. We successfully refinanced our debt, reducing our interest expense significantly. The savings will boost our free cash flow by close to $0.30 per share. And we also announced a compelling new acquisition in Charlotte, of four stations, including the market’s news talk and sports leaders. We have already made substantial progress in the 90 days we have been operating most of the stations. To-date, we have hired a new market manager, improved the ratings and made a few other changes to key personnel, culture and practices to enhance our future performance.

Let’s turn to business conditions before I give you an update on CBS. First quarter pacings are down 2%, largely due to revenue declines in two markets. Sacramento where as I mentioned before, we handed back the license of one of our stations to the FCC earlier in the quarter in order to facilitate our pending merger with CBS Radio, costing us the associated revenue and in Charlotte, where we have made a number of management changes as we revamped the market to position us for significant growth in the future. Absent these two markets, pacings are flat for the quarter. And also adjusting for political and for the additional day during the first quarter due to last year’s leap year, our pacings are currently up low single-digits. We had a good January. February is pretty soft, while March is somewhat stronger. It is important to note that it is still very early in the year and we feel good about the remainder of 2017. In fact, we have seen some recent improvement in pacings and business continues to place later than ever.

But the big news, of course, is our pending merger with CBS Radio to form a truly preeminent leading player in the radio business. As we have explored or considered large deals in the past, CBS has always been our optimal target. We considered ABC and Citadel to have the discipline to pass due to price, leverage and asset composition issues. CBS has always represented the best fit, the strongest brands people and culture and the optimal combined platform for the future. And it is quite gratifying that the stars aligned to enable this deal to come together as a great win-win, with an optimal structure for both companies and our current and future shareholders.

In the three weeks that have transpired since the announcement, we have become even more excited and confident about this game-changing combination. The merger will create a leading local media and entertainment company with a preeminent radio platform, covering almost all of the country’s top 50 markets and including many of the most iconic radio brands and most popular local personalities. We will be a leader in sports, news and talk, and music and entertainment programming, and we will have complementary and robust digital and events businesses as well. The transaction will be accretive to adjusted earnings per share, where synergies conservatively estimated at $25 million and create a company with revenues of roughly $1.7 billion and pro forma EBITDA of close to $500 million. And we will have the strong and compelling financial profile with leverage of approximately 4x EBITDA and a business model that generates outstanding free cash flow and supports an attractive dividend. And for the first time in many, many years, there will be a mid-cap, well-capitalized radio broadcasting company for investors.

The strategic and cultural fits between these two companies makes this an ideal pairing and bodes extremely well for a successful integration. Both CBS Radio and Entercom are all about local, great local brands, great local personalities, great local content, great local marketing solutions for customers, all driven by great local staffs. In addition, the companies share common values and of highly compatible cultures. In some, conditions are right for success. We aim to build a truly best-in-class organization that capitalizes on the best of both companies. We will approach the merger agnostically, building a senior leadership team that will include a significant number of both Entercom and CBS Radio executives and we will adopt best practices from both organizations.

With that all said, now the work really begins as we start to take steps to capitalize on the future merger and ensure that we will execute seamlessly in every respect. Since our February 2 announcement, we have been busy on a number of fronts as we begin to transition for a second half closing. I have been on the road along with Entercom Chief Operating Officer, Weezie Kramer; CBS Radio Chief Operating Officer, Scott Herman; and Entercom President, Programming, Pat Paxton, visiting CBS markets. To-date, we have visited 14 markets to introduce ourselves and share our enthusiasm for the future. The response from both the CBS and Entercom teams has been terrific. And in turn, we have been impressed by the quality of the people we have met and by their enthusiasm for this merger and the future. Our team is already hard at work as we begin the early stages of the transition and integration. And we have also begun discussions with other radio groups on our required divestitures. We had expected significant demand for what is the best collection of Beachfront major market assets to be on the market in years. We are very pleased by the early interest which has exceeded our expectations.

What gets us most excited by the merger are the game-changing growth opportunities that lie ahead. Entercom has had a proud long-term track record of building great local brands and teams and consistently delivering strong operating performance. But even as the number four player in radio, we have had insufficient scale to compete in certain important respects with iHeart and other larger national media and advertising companies. With this merger, we will emerge as a leading creator of live, original, local audio content, able to deliver advertisers the power of radio’s local listener connections at a national scale. We will have terrific opportunities to develop our excellent verticals in sports, news and talk and music and entertainment.

We will also build upon multiple new business initiatives, most notably in the rapidly growing areas of events in digital, in which both companies have focused and established significant footprints. And perhaps the biggest opportunity of all is the seemingly irrational disconnect between radio’s actual share of total ad spending and a significantly stronger value proposition. The simple fact is that radio was long been highly undervalued and underappreciated by the advertising community. It is extraordinary that radio is immensely effective medium that is number one in reach, number one in daytime usage, least disrupted of any traditional medium and arguably number one in return on investment, receives only 7% of ad spending.

Meanwhile, hundreds of billions of dollars are spent on media that reach fewer people for shorter periods of time, charge more and deliver lower ROI. Why doesn’t radio get a higher share of ad spending more consistent with its compelling attributes, as an incumbent media competing with shinier and sexier alternatives, radio has suffered from inaccurate perceptions that [indiscernible] grasp its vibrancy and effectiveness. It has also suffered from a woeful lack of industry advocacy that enabled false perceptions to permeate the thinking of advertising leaders. In short, radio has been punching below its weight class.

Now that has started to change recently as iHeart became the first radio broadcaster with the scale and the resources and the desire to address this issue. They have done some great work to elevate their brand and advocate the power of radio to compete more directly with other media. And they are starting to move the needle as we have seen in their impressive top line growth in recent quarters. With this merger, Entercom will have the scale and resources to compete more effectively with other competitive ad-based media. We strongly believe that with the second major voice advocating the power of radio and presenting customers with the compelling advertising alternative, we will help to enhance radio’s perceptions and cause advertisers to give radio greater consideration for additional advertising and marketing spending. This is particularly true as other media continue to wrestle with significant disruptions and other challenges. Making radio a more viable and competitive choice for agencies and customers is a win for everyone.

What is the potential impact on our growth, of course that it is impossible to predict, but the potential is clearly there for radio to be rediscovered by frustrated advertisers looking for ways to improve the efficiency and effectiveness of their buys by shifting to media mix a bit more towards radio. And this merger creates a catalyst for that to happen. While the theoretical potential is there for radio to grow with 10% share of ad spending or higher, the shift from just 7% to 8% of ad spending would have a tremendous impact in industry growth and performance.

In conclusion, it has been a great year for Entercom on every front, our team delivered strong organic growth across the entire year and we added significant value with our refinancing in this Charlotte acquisition. But of course, the CBS merger is truly transformational and game-changing. It is the perfect deal that we have coveted for years. The value creating opportunities ahead are incredibly exciting and we cannot wait to get started.

With that, I will turn it over to Steve before we answer your questions.

Steve Fisher

I think, all I can say is, well, lot going on. Let’s look back over the past year and celebrate a few of the financial highlights and then I will talk a little more on the fourth quarter before we go to your questions. As David highlighted earlier, 2016 was an excellent year, which also build on a terrific 2015, continuing on the theme of out-performance. For 2016, I particularly highlight what David indicated earlier at the top of his remarks and that’s the 16% growth in free cash flow. And remind you that this growth did not benefit from the late fall refinancing, which significantly lowered interest expense. Throughout the year, we reduced our debt leverage to less than 4x and we were also recognized earlier in the year with the debt rating upgrade.

We have refinanced in the fall to realize a lower interest rate, which will benefit 2017. And in the fall, we added a major market acquisition with Charlotte. In the second quarter, we initiated a dividend to shareholders and paid out $8.5 million over the three quarters of the year. And on the topic of dividends, on February 9, Entercom’s Board of Directors announced a quarterly dividend of $0.075 per share, which will be payable on March 15. And shareholders were additionally rewarded through the year, as Entercom’s stock price increased by over 30%. All that served is a great foundation leading to the February 2 announcement of our upcoming merger with CBS Radio.

Before I review the results of the fourth quarter, let me summarize our recent refinancing, which we concluded in November. We issued $480 million of new secured debt at LIBOR plus 350 basis points and 1% rate floor, which replaced all our prior senior debt and high yield notes. We also put in place the new $60 million revolver. An obvious question might be, so what will the announced CBS transaction mean to Entercom’s balance sheet in this recent refinancing. Well, we announced on our February 2 conference call, we expect to issue a new $500 million term loan under this CBS Radio credit facility. In anticipation of the future merger, Entercom and CBS jointly will be in the market today and in the coming weeks, seeking lender commitments for this new term loan, which will have a delayed draw and fund at the merger close. But fitting the size and balance sheet strength of the pro forma company, which we expect to come out with leverage under 4x, we hope this new term loan will have an even better interest rate than the facility which we put in place last fall. This placement will play out in the coming weeks. We will keep you posted on the outcome. Meanwhile, until the merger closes, we will operate with our existing debt facility.

Turning back to Entercom’s fourth quarter operations, with our Charlotte deal, we began operating the news talk and music stations on November 1, under a time brokerage agreement with the seller. Revenue and operating expenses of the three stations are included in our results for those two months. We also paid a time brokerage agreement or a TBA fee of about $417,000 in the fourth quarter. We received SEC approval for the transaction in early January and closed on January 6, paying $24 million in cash. At that time, we also picked up and began operating the fourth station in Charlotte, the former Beasley Broadcasting sports station. As a result of the June 6 close on the four stations, we stopped TBA fees.

Looking at the fourth quarter, for our political dollars in the fourth quarter, we are about $4.7 million and brought the year to over $8 million for the full year 2016. Our station operating expenses in the quarter were up by 6%, but that was obviously impacted by two months of the Charlotte results. Our same-station expenses were up about 4% in the quarter. However, I think it’s worth taking this a little deeper. Our same-station ongoing operational expenses were up by only 2%, but additionally in the quarter, we had uniquely higher trade and barter [ph] expense for the period – for the fourth quarter and also higher expense in the quarter from expanded investment in our digital platform versus prior year. As we looked to 2017, as David indicated, we see no significant cost drivers and we believes low single-digit operating expense expectation is appropriate.

Our corporate G&A expense in the quarter was $7 million, which was in line to what we guided you to on our last call. This was higher than prior year, primarily due to adjustments in incentive compensation given the strong results for the prior – for the year, plus new incremental investment in corporate marketing and higher legal expense. I expect corporate G&A this quarter, the first quarter, to be about $7.8 million. This forecast includes a large one-time item related to the CFO transition process. For purposes of your modeling, we anticipate about $6.5 million to $6.7 million in corporate expenses for the second, third and fourth quarters of 2017. Non-cash compensation expense was $1.6 million in the fourth quarter. I expect about the same in the first quarter, decreasing to about $1.4 million in the remaining three quarters of the year.

Net interest expense for the fourth quarter was $9.1 million. But we had several unique items, which mask the overall benefit from the November refinancing. We closed on this new credit facility on November 1 and immediately placed funds into escrow for the December 1 call of our high yield notes. So in effect, we experienced double interest expense for this 30-day period for that $220 million held in escrow. Additionally, we had $10.9 million on the loss of extinguishment of debt. That includes the required call premium on the senior note and the write-off of the old facility’s deferred financing cost. But let’s look ahead. I expect reported interest expense to drop to about $6 million in the first quarter, this estimated interest includes non-cash amortization of financing costs.

In addition to net interest, we also have a dividend on the $27.5 million of convertible preferred, which is held by Lincoln Financial Group. This coupon currently is about $550,000 per quarter and will increase to about $687,000 in the fourth quarter, if we have not redeemed the paper by then. We will redeem this preferred equity facility prior to the close of the CBS transaction, if not sooner. But for now, we would like the flexibility of this preferred paper in our capital structure.

Depreciation and amortization of $2.5 million per quarter represents a good run rate for your models for the year. The quarter’s capital expenditure was $3 million, bringing the year to $7.3 million. We currently have several office and studio facility relocation projects underway for 2017. These projects improved our operating efficiency and in some cases, reduced overall lease, office lease expense, but require upfront capital to affect the move. It’s not often that we have multiple major facility moves in a single year like we have this year. So we expect a lumpy 2017 with CapEx in the range of $14 million to $15 million for 2017.

Our book taxes had a significant positive adjustment in the quarter as a result of some tax planning, which allowed us to better utilize certain state tax allowances. This resulted in a one-time, $4.7 million tax benefit in the fourth quarter. Going forward, we continue to guide you to an approximate 40% book tax rate, but that’s always subject to periodic adjustments. And as I always pointed out on these calls, this is a book tax provision, not cash tax payments as we currently do not pay taxes as the result of our NOLs and ongoing tax shields.

Looking ahead, in the first quarter of 2017, we will have a few significant items impacting in our reported results and earnings per share, which you should be aware of for your models. We will record a one-time non-cash charge of $13.5 million to reflect the write-down of intangibles related to the return of an FCC license in February in order to facilitate the regulatory review of the CBS Radio transaction. For the CBS transaction, we will also be reporting significant deal related expenses in this quarter and in future quarters until the deal closes. These will be reported separately in the line item M&A expense. For the first quarter, we forecast this could be between $8 million and $9 million, which includes fees to advisors, lawyers, accountants as well as other direct deal related expenses.

So in summary, it was a great year again for Entercom’s stakeholders. But obviously, the focus then shifts to the transformative merger that you have heard about. Besides the operational benefits David has referenced, we believe the expanded equity base to over $2 billion and strong balance sheet plus ample free cash flow can lead to further shareholder friendly actions. In the coming months, we will be preparing pro forma financials and detailed deal summaries, which will made available to the public as part of the filing leading to a vote by Entercom shareholders to the approval of the merger. As noted in our press release on February 2, Entercom’s Founder and Chairman, Joseph Field has agreed to vote in favor of the transaction.

So in summary, it was a great year operationally and financially, with solid performance leading to improved balance sheet, dividends to shareholders, a rising stock price and a refinancing that will boost free cash flow and a transformative CBS transaction yet to come. So with that, David, we will now go to questions that were submitted in advance.

Question-and-Answer Session

A - Steve Fisher

There were quite a few, just as to catch of asking for more details about pacings, political and categories, I believe between your comments and mine, we have addressed most of those, there was one related to categories that came from Marci Ryvicker at Wells Fargo and that is can you comment on auto in the fourth quarter?

David Field

Sure. As you said, we have really covered the spectrum of this, but on auto specifically, it was essentially flat for the fourth quarter.

Steve Fisher

Great. Mike Kupinski and others asked about, if you can give you view on changes in the administration and the regulatory environment as it might impact CBS, but more importantly, the radio industry overall?

David Field

So it’s too early to tell. I mean we all have our own crystal balls and speculation on where it all might go, but the standpoint of our – how we will proceed vis-à-vis the CBS deal, we will do what we need to do to comply with the law of the land, obviously and expect that we are hoping for some process here with both the FCC and Department of Justice.

Steve Fisher

Next, we will stay on the strategic side question from Kyle Evans at Stephens, asking for your point of view on the connected car and radio in the dashboard in the future?

David Field

Look, we have always competed – it’s very competitive world and the cars has been very competitive for decades. The nature of the competition may evolve, but we have always competed with all sorts of different types of technology, from cassette tapes to CD players, multi-CD players and we have competed with iPods and satellite radio and on and on and on. So there is really nothing new other than again the evolution. It’s interesting to note that with all that competition, radio retains the lion’s share of listening in the car compared to any of these other platforms. And in addition, there has been some recent research that had showed that about 90% of new car buyers say that AM/FM radio for them is very important. So again, a great reminder of how important broadcast radio is to the American public. What it ultimately comes down to is content. And having great content is what ultimately wins. And that’s why radio is just resilient as it is and it’s been the least disruptive of all media and reaches 93% of Americans every single week despite satellite radio, pure-play audio and iPods and all sorts of other ways to deliver audio. And one of the great things about this combination is, these are two companies that very much believe in and invest in great local personalities and great local content, so we are very well positioned for the continuing evolution of competition in the world we face.

Steve Fisher

Great. We will move from that to there were as one could expect, a series of questions, just looking for more insight on the CBS transaction, which was announced, the first of these series of questions, from Brandon Osten at Venator, David you just completed CBS roadshow, in fact I know you commented in your remarks earlier, can you share some initial impressions and what do you think Entercom’s value-add in the transaction to be?

David Field

Yes. Again, I don’t want to be redundant from the comments I have already made earlier. But we thought it was really important that the first thing we did post-announcement was get on the road and meet and show our respect to this great team at CBS who we are going to be working with before too long. And we have had a chance to meet with them and say hello to the vast majority of the people in 14 markets that we have visited and have plans to visit the rest of the market soon. Obviously, we are also working on a lot of other fronts to prepare for the transition and the integration. Some of the early comments, I would say are, again really impressed with the caliber of individuals in these markets and the quality of work they are doing. It’s not – it’s no accident that they have created such an extraordinary company and have got so many wonderful brands and terrific shows across their platform. But the one thing that I think really stands out there was that, we have talked before about CBS being such an extraordinary company in so many ways. We have enormous respect for the entire organization. But this group, this radio division is going to benefit from the focus of being in a company where radio is first. And I think that’s really energizing to the team and we felt that in their questions, we felt that in their comments. And I think there is a palpable level of excitement that crosses both the CBS and the Entercom organizations to really build a special company. And it’s really not so much about us, what we are going to do with CBS it’s really about what these two companies and their wonderful combined practices and wonderful combined people are going to do together. So, are we going to add some value in terms of how CBS operates? I think we will. But I would say it’s equally true that CBS is going to add value and how we operate and we are going to share agnostically. We are going to share that the best ideas for both companies. As I mentioned, we are going to build the leadership team that is going to have both Entercom and CBS executives on both sides, leading the way forward. So I think it’s going to be an even more special company going forward. And again, all the different opportunities we have together to capitalize on the scale and compete more effectively, with not only iHeart, but really a broader universe of media and advertising and digital companies that are very competitive with us today and very much competing for our customers and we are very excited about what this is going to do to our business going forward.

Steve Fisher

Well, staying with the CBS team, Avi Steiner of JPMorgan asked if you could give a little more color, CBS has a very strong digital initiative, Entercom as well. How do you see the companies combining in the digital space?

David Field

No. We can’t really talk about that at this stage, because until we merge, obviously, we will respect business as usual of both companies. But if you step back both companies have made it very clear that digital and events are an important part of their business models and CBS has – runs a great number of terrific events and has some really exciting digital platform as well. I mean, there are local portals there. Their radio.com platform, their podcasting platform and just a regular level of local digital marketing solutions and so forth, it’s a very impressive business that generates north of $100 million a year in revenue. And we in turn, through our SmartReach Digital division and through a number of the other things that we have focused on have really upped the ante and developed some important foundation businesses going forward as well on the digital and the events side. So, you combine these companies with a little more scale and focus and I think it’s – there is no shortage of opportunities here. And the challenge for us is going to be, how do we most wisely proceed forward weighing all the options at hand and determining how we can really drive the best value and growth for the organization going forward.

Steve Fisher

And our last question from quite a few including Aaron Watts at Deutsche Bank, now that you are several weeks post the announcement of CBS, do you have any pressure thinking on the expected timing of the close?

David Field

We really don’t and that’s not entirely in our hands of course as you are all aware. We had said that it will close in the second half of the year. We hope it will close in the third quarter and I think that’s still best expresses our thinking at this time.

Steve Fisher

That’s it. So thank you all. I very much appreciate your time this morning and we look forward to continuing to report as we go through the year, obviously, an exciting year for this company and the future. So, thank you so much. Take care.

Operator

Thank you. That concludes today’s conference. Thank you for your participation. You may now disconnect.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

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Additional Information

Important Additional Information Will be Filed with the SEC

Entercom will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Entercom that will also constitute a prospectus of Entercom (the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2015, and their Proxy Statements on Schedule 14A, filed on March 18, 2016 and April 15, 2016, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.